Exhibit 3.1
AMENDMENT NO. 1
TO
AMENDED AND RESTATED BY-LAWS
OF
CONSTELLATION BRANDS, INC.
Section 2.8 of Article II of the Amended and Restated By-Laws of Constellation Brands, Inc. is hereby amended by deleting such Section in its entirety and inserting the following in lieu thereof:

Section 2.8. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.
Approved and Effective on October 4, 2016